ConAgra Foods, Inc.

One ConAgra Drive

Omaha, NE 68102

January 6, 2009

VIA EDGAR

Mark A. Wojciechowski

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.W., Mail Stop 7010

Washington, D.C. 20549-7010

RE:	ConAgra Foods, Inc.
Form 10-K for the Fiscal Year ended May 25, 2008 (the “Form 10-K”)
Filed July 23, 2008
Response letter dated November 21, 2008
File No. 1-07275

Dear Mr. Wojciechowski:

We acknowledge receipt of the Staff’s comment letter dated December 17, 2008 on the above referenced Form 10-K and in response to our letter dated November 21, 2008. Pursuant to your conversation with Lyn Rhoten, we are requesting an extension of time for ConAgra Foods, Inc. (“ConAgra Foods”) to respond to the comment letter until January 16, 2009. Due to what appears to have been a technical problem that neither ConAgra Foods nor the Staff was aware of, the Company did not receive the Staff’s comment letter dated December 17, 2008 until January 5, 2009.

Please contact me at 402-595-4583 with questions or comments on this response letter.

Very truly yours,

/s/ Colleen Batcheler
Colleen Batcheler
Senior Vice President, General Counsel and Corporate Secretary